January 13, 2020

Samuel Pollock
Chief Executive Officer
Brookfield Infrastructure Partners L.P.
73 Front Street, 5th Floor
Hamilton, HM 12, Bermuda

       Re: Brookfield Infrastructure Partners L.P.
           Registration Statement on Form F-3
           Filed December 20, 2019
           File No. 333-235653

Dear Mr. Pollock:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-3

General

1. At this time, a review is open for your registration statement on Form F-1 filed on
       September 25, 2019. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form F-1 review.
         We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Samuel Pollock
Brookfield Infrastructure Partners L.P.
January 13, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jennifer Lopez, Staff Attorney, at 202-551-3792 or Mara Ransom,
Office Chief, at 202-551-3264 with any questions.



FirstName LastNameSamuel Pollock                           Sincerely,
Comapany NameBrookfield Infrastructure Partners L.P.
                                                           Division of
Corporation Finance
January 13, 2020 Page 2                                    Office of Trade &
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FirstName LastName